

Blue Gold Works, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Compilation Report

Years Ended December 31, 2020 and 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To Management
Blue Gold Works, Inc.

Management is responsible for the accompanying consolidated financial statements of Blue Gold Works, Inc, which comprise the consolidated balance sheet as of December 31, 2021 and 2020, and the related statements of income and cash flows for the months then ended in accordance with a hybrid approach to accounting principles generally accepted in the United States of America. I (We) have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. I (We) did not audit or review the financial statements nor was I (we) required to perform any procedures to verify the accuracy or completeness of the information provided by management. I (We) do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 5th, 2022
Vincenzo Mongio

Consolidated Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	95,863	15,226
Inventory	7,500	-
Total Current Assets	103,363	15,226
TOTAL ASSETS	103,363	15,226
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	3,012	173
Payable to Related Party	106	99
Total Current Liabilities	3,118	272
Long-term Liabilities		
Loan from Shareholder	224,694	178,000
Convertible Note Payable, Net of Debt Issuance Costs	54,453	-
Accrued Interest Payable on Convertible Notes	1,063	-
Total Long-term Liabilities	280,210	178,000
TOTAL LIABILITIES	283,328	178,272
EQUITY		
Common Stock		
Additional Paid in Capital	3,000	3,000
Accumulated Deficit	(182,965)	(166,046)
Total Equity	(179,965)	(163,046)
TOTAL LIABILITIES AND EQUITY	103,363	15,226

Consolidated Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	1,850	1,670
Cost of Goods Sold	2,820	2,182
Gross Profit	(970)	(512)
Operating Expenses	-	-
General and Administrative	71,020	62,026
Total Operating Expenses	71,020	62,026
Operating Loss	(71,990)	(62,538)
Other Income and Expense		
Interest Expense	(1,439)	-
Grant Income	56,510	7,650
Total Other Income	55,071	7,650
Net Income (loss)	(16,919)	(54,888)

Consolidated Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income	(16,919)	(54,888)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	2,839	173
Payable to Related Parties	7	99
Inventory	(7,500)	-
Accrued Interest	1,063	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(3,581)	272
Net Cash provided by Operating Activities	(20,510)	(54,616)
FINANCING ACTIVITIES		
Loan from Shareholder	46,694	65,000
Convertible Notes Payable	60,455	-
Convertible Notes Debt Issuance Costs	(6,002)	-
Net Cash provided by Financing Activities	101,147	65,000
Cash at the beginning of period	15,226	4,842
Net Cash increase for period	80,637	10,384
Cash at end of period	95,863	15,226

Consolidated Statement Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	**$ Amount**			
Ending Balance 12/31/2019	1,500	$ -	3,000	(111,158)	(108,158)
Net Loss				(54,888)	(54,888)
Ending Balance 12/31/2020	1,500	$ -	3,000	(166,046)	(163,046)
Net Loss				(16,919)	(16,919)
Ending Balance 12/31/2021	1,500	$ -	3,000	(182,965)	(179,965)

Blue Gold Works, Inc.
Notes to the Unaudited Consolidated Financial Statements
December 31st, 2021
$USD

NOTE 1 - ORGANIZATION AND NATURE OF ACTIVITIES

Blue Gold Works, Inc ("the Company") was formed in Delaware on May 30th, 2017. Blue Gold Works is a Safe Water Enterprise that delivers attractive financial returns and significant social impact at scale. BGW sells high value honey and oil from the abundant and drought tolerant African Moringa tree, and uses the water purifying compounds from the waste stream of the oil production in their drinking water filtering processes.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has an interest in a variable interest entity, Blue Gold Works LTD, a Nigerian company as a result of the CEO owning 50% of the entity which is necessary to continue operations on behalf of the company. Since the Nigerian entity is substantially all for the benefit of the company, the conclusion is to consolidate the results of operations and financials position herein. The company has no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company's primary performance obligations with respect to customer contracts is the delivery of product. Revenue is recognized at the fulfillment of that(those) performance obligations.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General, and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2021, the Company received loans from a related party to a shareholder in the amount of $46,694 to arrive at a total amount of $224,694. The amounts are non-interest bearing and due on demand.

NOTE 4 - CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 - DEBT

During the year ended December 31st, 2021, the Company received loans from a related party to a shareholder in the amount of $46,694 to arrive at a total outstanding amount of $224,694. The amounts are non-interest bearing and due on demand.

On September 15, 2021 the Company received funds from its Regulation Crowdfunding campaign in the amount of $60,455 in the form of a Convertible Note Payable which has a 6% simple interest rate and a maturity date of December 31, 2025. Interest shall commence with the date of the loan and shall continue on the outstanding principal until paid in full or converted.

In the event the Company issues or sells equity securities to investors before the maturity date, in an equity financing in which the Company raises at least two million dollars in gross proceeds with the principal purpose of raising capital, then, at that option of the holder, the outstanding principal balance of this note, together with any accrued but unpaid interest thereon, will convert into equity securities at the conversion price. The conversion price will be at either a discount of 70% of the price paid per share by the purchasers of the equity securities sold in the qualified financing or an amount obtained by dividing $5,000,000 by the fully diluted capitalization of the Company.

Debt Principal Maturities 5 Years Subsequent to 2021***

Year	Amount
2022	-
2023	-
2024	-
2025	60,455
2026	-
Thereafter	-

*** The debt referenced in note 5 has no maturity date and is due on demand

NOTE 6 - EQUITY

The company has authorized 1,500 of common shares with a par value of $0 per share. 1,500 shares were issued and outstanding as of 2021.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 5th, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 - GRANT INCOME

The Company received $56,510 in community grant income during 2021. This money does not require repayment and has a requirement that the Company promote the granting company within its advertising and marketing, projects and documentation. An update of the related project is required within one year of the grant. This money has been recognized as grant income on the financial statements.

NOTE 9 - GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 10 - RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.